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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69654

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____10/01/22_____ AND ENDING _____09/30/23_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Zanbato Securities LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____711/715 N. Shoreline Blvd_____
(No. and Street)

Mountain View   CA   94043
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Wright   (201) 747-6223
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____EisnerAmper LLP_____
(Name - if individual, state last, first, middle name)

One California, Suite 1700   San Francisco   CA   94111
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

OATH OR AFFIRMATION

I, <u>Knut Nicolai Sand</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Zanbato Securities LLC</u>, as of <u>9/30</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

V. CHIANG
Notary Public - California
Santa Clara County
Commission # 2388432
My Comm. Expires Jan 16, 2026

Signature: _____

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Zanbato Securities LLC

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934 and
Regulation 1.10 under the
Commodity Exchange Act
September 30, 2023**

 | ** EISNERAMPER**

EisnerAmper LLP
One California, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Zanbato Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zanbato Securities LLC (the "Company") as of September 30, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
San Francisco, California
November 22, 2023

Zanbato Securities LLC

Statement of Financial Condition
September 30, 2023

Assets		
Cash and cash equivalents	$	3,740,650
Accounts receivable, net		508,207
Prepaid expenses and other assets		18,016
Total assets	$	4,266,873
Liabilities and Member's Equity		
Liabilities		
Commission payable	$	2,156,939
Accounts payable and accrued expenses		93,246
Due to affiliates		16,360
Total liabilities		2,266,545
Member's equity		2,000,328
Total liabilities and member's equity	$	4,266,873

See accompanying notes to the statement of financial condition.

Zanbato Securities LLC

Notes to Statement of Financial Condition
September 30, 2023

1. **Organization and Business**

   Zanbato Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Zanbato Holding Company LLC and an indirect subsidiary of Zanbato Inc. (the "Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

   The Company's operations include acting as an agent to match buyers and sellers of privately-held securities through an alternative trading system maintained by the Ultimate Parent and referral of investors into hedge funds.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation and Use of Estimates
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Cash and Cash Equivalents
   All cash deposits are held by two financial institutions. Cash equivalents include short-term, highly liquid investments that are readily available to know amounts of cash and have original maturities of three months or less. The Company invests a majority of its available cash in a money market fund carried at fair value.

   Accounts Receivable
   The Company's accounts receivable, which primarily consist of balances due from customers for commission and fee income, are carried at amortized cost less the allowance for credit losses. Account balances outstanding longer than the contractual payment terms are considered past due. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. At October 1, 2022, the accounts receivable balance was $1,867,112. As of September 30, 2023, accounts receivable balance of $508,207 in the statement of financial condition is stated net of an allowance for credit losses of $230,040.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal and state income taxes. Accordingly, the Company has not provided for income taxes.

At September 30, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with Related Parties

The Company has entered into an Expense Sharing Agreement ("ESA") with its Ultimate Parent whereby the Ultimate Parent provides office support services, information and marketing support services, employee compensation, payroll taxes and benefits, general consulting services and others at no charge to the Company. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. For the year ended September 30, 2023, the value of such services provided by the Ultimate Parent was approximately $3,722,433. The Ultimate Parent does not charge these expenses to the Company and does not intend to seek reimbursement of such expenses.

As of September 30, 2023, the Company owed $16,360 to the Ultimate Parent, $12,671 of which was for legal fees that were paid by the Ultimate Parent on the Company's behalf.

4. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. At September 30, 2023, the Company had net capital of $1,698,366 which exceeded the required net capital by $1,547,263. The Company's net capital ratio was 1.3 to 1.

5. Contingencies

The Company is subject to litigation in the normal course of business. The Company has received a demand letter from a customer in connection with the failed acquisition of shares during the fiscal year ended September 30, 2022. On November 17, 2022, the Company rejected the customer's demand. The Company believes the claims against them are without merit and intends to defend themselves rigorously. No provision for damages has been made in the accompanying statement of financial condition.

6. Concentration of Credit Risk

In the normal course of business, the Company maintains cash and cash equivalents, which at times may exceed federally insured limits, in financial institutions in the United States of America. The Company is subject to credit risk to the extent any financial institution with which it conducts

business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

7. **Indemnifications**

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

8. **Subsequent events**

The Company had evaluated events or transactions that may have occurred since October 1, 2023 through November 22, 2023. Between October 1, 2023, through November 22, 2023 the Company made capital distributions of $1,640,000 to its Ultimate Parent. There were no other material subsequent events that would require disclosure in the Company's financial statement.